United States Lime & Minerals, Inc.
5429 LBJ Freeway, Suite 230
Dallas, TX 75240
July 24, 2007
Mr. Kevin Stertzel
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Re:	United States Lime & Minerals, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 0-04197
Dear Mr. Stertzel:
     United States Lime & Minerals, Inc. (the “Company”) has the following responses to the comments of the Staff of the Securities and Exchange Commission contained in the Staff’s letter of June 26, 2007. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in its comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2006
Business
Natural Gas Interests, page 6
Comment No. 1: We note your disclosure of a measure described as “SEC PV-10”, that appears to represent a non-GAAP measure. Please modify your disclosure to address the following:
•	Clarify whether or not the information used to calculate this ratio is derived directly from data determined in accordance with FAS 69;

•	If the ratio does not use data determined in accordance with FAS 69, please identify the source of the data;

•	Indicate whether or not the ratio is a non-GAAP measure, as defined by Item 10(e)(2) of Regulation S-K;

•	If the ratio is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10 (e)(1)(ii) of Regulation S-K;

•	If you determine that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm;

•	Disclose how management uses this measure;

•	Disclose the limitations of this measure; and,

•	Indicate whether your measure is comparable to other like measures disclosed by other companies.
Response No. 1: The Company will not use the SEC PV-10 measure in future filings.
Comment No. 2. If you determine the “SEC PV-10” measure is appropriate in filings made with the Commission, please modify the caption such that it does not include a reference to the SEC. Please contact us if you wish to discuss.
Response No 2: As noted in Response No. 1, the Company will not use the SEC PV-10 measure in future filings.
Financial Statements
Consolidated Balance Sheets, page 32
Comment No. 3: Please provide separate disclosure if applicable, of the amount capitalized relating to proved and unproved gas properties. Please refer to paragraphs 11(a) and 59M of SFAS 19 for guidance.
Response No. 3: The Company had no capitalized costs relating to unproved natural gas properties. For further clarification, in future filings the caption setting forth capitalized natural gas properties under “Property, plant and equipment” will read “Proved natural gas properties.”
Unaudited Oil and Natural Gas Reserves and Standardized Measure Information, page 53
Comment No. 4: Please provide disclosure of the nature and amounts of costs incurred relating to your oil and gas activities. Please refer to paragraph 59P of SFAS 19 and paragraph 21 of SFAS 69.
Response No. 4: The Company had no Exploration costs. In future filings, the Company will disclose that it had no Exploration costs if that continues to be the case. If any Exploration costs are incurred, the Company would identify them as such on its Consolidated Statements of Income as well as in its note captioned “Unaudited Oil and Natural Gas Reserve and Standardized Measure Information.”
Engineering Comments
General
Comment No. 5: Please insert a small-scale map showing the location and access to each of your properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:
•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.
Response No. 5: In future Form 10-K filings, the Company will include a map reflecting the locations of each of its Lime and Limestone facilities (i.e. the map will include the states of Arkansas, Colorado, Oklahoma and Texas, with markers showing the location of the Company’s facilities in each state). In addition, future Form 10-K filings will disclose more clearly the fact that the Company’s Lime and Limestone facilities are accessible by paved roads, as well as railroads for its Arkansas and Oklahoma facilities.
Limestone Reserves, page 2
Comment No. 6: It is our understanding that high quality and purity limestone is generally defined by the calcium carbonate (CaCO3) content, as a percentage or another appropriate measurement. If this is applicable to your limestone properties reserves, please disclose the appropriate quality measurement. If not, disclose this fact and discuss some of the challenges presented to control plant feed quality, defining the impacts on your ore reserve estimates, mining & processing recoveries, and the processing operations, if any.
Response No. 6: In future filings, the Company will disclose that all of its limestone reserves contain at least 96% calcium carbonate (CaCO3).
     Additionally, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding this letter to me at (972) 991-8400.

Sincerely,
/s/ M. Michael Owens